UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Novel Denim Holdings Limited

(Name of the Issuer)

Novel Denim Holdings Limited

NDH Acquisition Limited
Novel Apparel (BVI) Limited
Novel Holdings (BVI) Limited
Westleigh Limited
Kee Chung Chao
(Name of Person(s) Filing Statement)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G6674P109

(CUSIP Number of Class of Securities)

Mario Ponce, Esq.

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$3,567,370.80*	$420

*	Calculated solely for purposes of determining the filing fee. The transaction valuation assumes the payment for 2,972,809 ordinary shares of the subject company at $1.20 per share in cash.

Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.     ☐

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

EXPLANATORY NOTE

      This Rule 13e-3 Transaction Statement is being filed concurrently with the submission of a preliminary proxy statement (the “Proxy Statement”). As a foreign private issuer, the securities of Novel Denim Holdings Limited are exempt from Sections 14(a) and 14(c) of the Securities Exchange Act of 1934 pursuant to Rule 3a12-3 of the Act. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 (this “Schedule”) shall have the meanings given to them in the Proxy Statement.

Item 1.	Summary Term Sheet.

      The section entitled “Summary Term Sheet” set forth in the Proxy Statement is incorporated herein by reference.

Item 2.	Subject Company Information.

      (a) Name and Address. The name of the subject company is Novel Denim Holdings Limited, (the “Company”). The Company’s principal executive offices are located at 1/ F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong. The Company’s telephone number is 852-2785-5988.

      (b) Securities. The subject class of equity securities to which this Schedule relates is the Company’s ordinary shares, par value $1.00 per share (the “Ordinary Shares”), of which 8,027,809 shares were outstanding as of December 13, 2004.

      (c) Trading, Market and Prices. The information set forth in the Proxy Statement under “Financial Information — Market Prices of the Ordinary Shares” is incorporated herein by reference.

      (d) Dividends. The information set forth in the Proxy Statement under “Financial Information — Dividends” is incorporated herein by reference.

      (e) Prior Public Offerings. The Company has not made an underwritten public offering of the Ordinary Shares for cash during the three years preceding the date of the filing of this Schedule.

      (f) Prior Stock Purchases. During the past two years, the Company has purchased Ordinary Shares from members wishing to liquidate their holdings in the Company. The following table shows for each quarter during that period the amount of Ordinary Shares purchased, the range of prices paid and the average purchase price:

	No. of Shares Purchased	Price Range	Average Price Paid

Fiscal Year end 12/31/02
Fourth Quarter	646,570	2.7358 — 4.2300	3.1530
Fiscal Year end 12/31/03
First Quarter	383,950	2.8400 — 3.3600	2.9328
Second Quarter	—	—	—
Third Quarter	—	—	—
Fourth Quarter	—	—	—
Fiscal Year end 12/31/04
First Quarter	—	—	—
Second Quarter	—	—	—
Third Quarter	—	—	—
Fiscal Year end 12/31/05
First Quarter (through 2/2/05)	—	—	—

Item 3.	Identity and Background of Filing Person.

      (a) Name and Address, (b) Business and Background of Entities and (c) Business and Background of Natural Persons. The information set forth in Item 2(a) above and in the Proxy Statement under “The Participants” is incorporated herein by reference.

      During the last five years, none of the Company or any of the filing persons nor, to the knowledge of the Company or the filing persons, as applicable, any of its directors, executive officers or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

Item 4.	Terms of the Transaction.

      (a) Material Terms. The information set forth in the Proxy Statement under “Summary Term Sheet,” “The Special Meeting — Vote Required,” “Special Factors — Background of the Transaction,” “Special Factors — Purpose of and Reasons for the Transaction,” “Special Factors — Benefits of the Transaction,” “Special Factors — Disadvantages of the Transaction,” “Special Factors — Effect of the Transaction on Novel Denim,” “The Merger Agreement,” “The Voting Agreement,” “Material United States Federal Income Tax Consequences,” “Material British Virgin Islands Tax Consequences” and “Anticipated Accounting Treatment of Merger” is incorporated herein by reference.

      (c) Different Terms. The information set forth in the Proxy Statement under “The Merger Agreement — Conversion of Ordinary Shares” and “The Merger Agreement — Treatment of Outstanding Options” is incorporated herein by reference.

      (d) Appraisal Rights. The information set forth in the Proxy Statement under “Dissenters’ Rights; Escheat Laws” is incorporated herein by reference.

      (e) Provisions for Unaffiliated Security Holders. The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.

      (f) Eligibility for Listing or Trading. The information set forth in the Proxy Statement under “Summary Term Sheet — Special Factors,” “Special Factors — Background of the Transaction,” “Special Factors — Purpose of and Reasons for the Transaction,” “Special Factors — Effect of the Transaction on Novel Denim” and “Special Factors — Conduct of Novel Denim’s Business After the Transaction” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

      (a) Transactions. The information set forth in the Proxy Statement under “Management of Novel Denim — Transactions with Affiliates” is incorporated herein by reference.

      (b) Significant Corporate Events. The information set forth in the Proxy Statement under “Special Factors — Background of the Transaction” is incorporated herein by reference.

      (c) Negotiations or Contacts. The information set forth in the Proxy Statement under “Special Factors — Background of the Transaction” is incorporated herein by reference.

      (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “The Special Meeting — Vote Required” and “The Voting Agreement” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

      (a) Use of Securities Acquired. The information set forth in the Proxy Statement under “The Merger Agreement — Conversion of Ordinary Shares” is incorporated herein by reference.

      (b) Plans. The information set forth in the Proxy Statement under “Special Factors — Background of the Transaction,” “Special Factors — Purpose of and Reasons for the Transaction,” “Special Factors — Effect of the Transaction on Novel Denim,” “Special Factors — Sources of Funds; Financing of the Transaction,” “Special Factors — Conduct of Novel Denim’s Business after the Transaction,” “The Merger Agreement — Memorandum and Articles of Association and Directors and Officers of the Surviving Company” and “Financial Information — Dividends” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

      (a) Purposes. The information set forth in the Proxy Statement under “Special Factors — Background of the Transaction” and “Special Factors — Purpose of and Reasons for the Transaction” is incorporated herein by reference.

      (b) Alternatives. The information set forth in the Proxy Statement under “Special Factors — Alternatives Considered” is incorporated herein by reference.

      (c) Reasons. The information set forth in the Proxy Statement under “Special Factors — Purpose of and Reasons for the Transaction” is incorporated herein by reference.

      (d) Effects. The following information is incorporated by reference to the Proxy Statement: “Summary Term Sheet — Special Factors,” “Special Factors — Benefits of the Transaction,” “Special Factors — Disadvantages of the Transaction,” “Special Factors — Effect of the Transaction on Novel Denim,” “Special Factors — Recommendation of the Board; Fairness of the Transaction,” “Special Factors — Material United States Federal Income Tax Consequences” and “Special Factors — Material British Virgin Islands Tax Consequences.”

Item 8.	Fairness of the Transaction.

      (a) Fairness and (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “Special Factors — Recommendation of the Board; Fairness of the Transaction” is incorporated herein by reference.

      (c) Approval of Security Holders. The information set forth in the Proxy Statement under “Summary Term Sheet — The Special Meeting” and “The Special Meeting — Vote Required” is incorporated herein by reference.

      (d) Unaffiliated Representatives. The information set forth in the Proxy Statement under “Special Factors — Background of the Transaction” is incorporated herein by reference.

      (e) Approval of Directors. The information set forth in the Proxy Statement under “Special Factors — Recommendation of the Board; Fairness of the Transaction” is incorporated herein by reference.

      (f) Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

      (a) Report, Opinion or Appraisals and (b) Preparer and Summary of the Report. The information set forth in the Proxy Statement under “Special Factors — Background of the Transaction” and “Special Factors — Opinion and Report of the Financial Advisor” is incorporated herein by reference.

      (c) Availability of Documents. The full text of the fairness opinion of Benedetto, Gartland & Company, Inc., dated December 10, 2004, is attached as Appendix A to the Proxy Statement. Presentations, dated November 22, 2004 and December 10, 2004, to the Special Committee of the Board of Directors of the Company by Benedetto, Gartland & Company, Inc. are attached as Exhibits (c)(2) and (c)(3) hereto, respectively. The fairness opinion and presentations of Benedetto, Gartland & Company, Inc. are also available for inspection and copying at the Company’s principal executive offices, 1/ F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan, Kowloon, Hong Kong.

Item 10.	Source and Amounts of Funds or Other Consideration.

      (a) Source of Funds, (b) Conditions, (c) Expenses and (d) Borrowed Funds. The information set forth in the Proxy Statement under “Special Factors — Source of Funds; Financing of the Transaction” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

      (a) Securities Ownership. The information set forth in the Proxy Statement under “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

      (b) Securities Transactions. None of the Company and the filing persons has, and to the best of the knowledge of the Company and each filing person, as applicable, none of its directors, executive officers, affiliates or subsidiaries has, effected any transaction in the Ordinary Shares during the 60 days preceding the date of filing this Schedule.

Item 12.	The Solicitation or Recommendation.

      (d) Intent to Tender or Vote in a Going Private Transaction and (e) Recommendations of Others. The information set forth in the Proxy Statement under “The Special Meeting — Vote Required,” “The Special Meeting — Recommendation of the Board of Directors,” “Special Factors — Purpose of and Reasons for the Transaction,” “Special Factors — Alternatives Considered,” “Special Factors — Recommendation of the Board; Fairness of the Transaction,” “Special Factors — Opinion and Report of the Financial Advisor” and “The Voting Agreement” is incorporated herein by reference.

Item 13.	Financial Statements.

      (a) Financial Information. The audited financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 20-F for the year ended March 31, 2004. Additionally, the interim financial statements for the six months ended September 30, 2004 are attached as Appendix D to the Proxy Statement. The information set forth in the Proxy Statement under “Financial Information — Selected Historical Financial Information,” “Other Information — Incorporation by Reference” and “Other Information — Where You Can Find More Information” is incorporated herein by reference.

      (b) Pro forma Information. Not applicable.

Item 14.	Persons/ Assets, Retained, Employed, Compensated or Used.

      (a) Solicitation or Recommendation and (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “The Special Meeting — Solicitation of Proxies” is incorporated herein by reference.

Item 15.	Additional Information.

      The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	Exhibits.

EXHIBIT INDEX

(a)(1)	Press Release issued by the Company on November 24, 2004 (incorporated by reference to the Report on Form 6-K filed by the Company on November 30, 2004).*
(a)(2)	Press Release issued by the Company on December 13, 2004 (incorporated by reference to the Report on Form 6-K filed by the Company on December 14, 2004).*
(a)(3)	Proxy Statement of the Company.
(a)(4)	Interim Financial Statements for the six months ended September 30, 2004 (included as Appendix D to the Company’s Preliminary Proxy Statement filed as part of the Schedule 14A included in Exhibit (a)(3) of this Schedule 13E-3).*
(c)(1)	Fairness opinion of Benedetto, Gartland & Company, Inc., dated December 10, 2004 (included as Appendix A to the Company’s Preliminary Proxy Statement filed as part of the Schedule 14A included in Exhibit(a)(3) of this Schedule 13E-3).*
(c)(2)	Presentation, dated November 22, 2004, to the Special Committee of the Board of Directors of the Company by Benedetto, Gartland & Company, Inc.*
(c)(3)	Presentation, dated December 10, 2004, to the Special Committee of the Board of Directors of the Company by Benedetto, Gartland & Company, Inc.*
(f)	Section 83 of the International Business Companies Act (Cap 291) of the British Virgin Islands.*

* Previously filed.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOVEL DENIM HOLDINGS LIMITED

By:	/s/ KEE CHUNG CHAO

Name: Kee Chung Chao

Title:	President and Chief Executive Officer

NDH ACQUISITION LIMITED

By:	/s/ KEE CHUNG CHAO

Name: Kee Chung Chao

Title:	Director

NOVEL APPAREL (BVI) LIMITED

By:	/s/ SILAS K.F. CHOU

Name: Silas K.F. Chou

Title:	Director

NOVEL HOLDINGS (BVI) LIMITED

By:	/s/ SILAS K.F. CHOU

Name: Silas K.F. Chou

Title:	Director

WESTLEIGH LIMITED

By:	/s/ SILAS K.F. CHOU

Name: Silas K.F. Chou

Title:	Director

/s/ KEE CHUNG CHAO

KEE CHUNG CHAO

Dated: February 4, 2005